8/10/04

AM 8-10-2004

[redacted]

04019578

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-42974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2003 (MM/DD/YY) AND ENDING MARCH 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TITUS FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 WEST PLANO PARKWAY, SUITE 2600
(No. and Street)

PLANO (City) TEXAS (State) 75093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY STAPLETON 972-732-6510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES W. HAAS, JR. CPA
(Name – *if individual, state last, first, middle name*)

5111 TROUP HIGHWAY SUITE 111 TYLER TEXAS 75707
(Address) (City) (State) (Zip Code)

AUG 0 6 2004

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

AM
8-10-2004

OATH OR AFFIRMATION

I, WILLIAM STAPLETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TITUS FINANCIAL, INC., as of MAY 28, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

LEE ANN STARR
MY COMMISSION EXPIRES
July 19, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Titus Financial, Inc.

SENT FEDERAL EXPRESS PRIORITY OVERNIGHT 7902 3144 2591

August 5, 2004

SEC Washington D.C. Office
450 5th Street, NW
Washington, DC 20549

AUG 0 6 2004

To Whom It May Concern:

Please accept this as Titus Financials response to the Dallas NASD District Office acknowledgement of receipt of our March, 31 2004; annual filing of audited financial statements that were deficient in that it did not contain the following:

1. An Oath or Affirmation notarized and signed by duly authorized officer, general partner, or proprietor of member of firm.

2. Explanations of the audited computation of net capital and the broker-dealer's corresponding unaudited Part II or Part IIA, if material differences existed. If no material differences existed, a statement so stating.

Please find enclosed two copies of a new completed Form X-17A-5 Part III Facing Page that is notarized and two copies of the Audited Financial Statements, Supplementary Information, page 2, Item 2. NET CAPITAL REQUIREMENTS, which explains that there were no material differences between the audited computation of net capital and the broker-dealer's corresponding unaudited Part IIA filing. In both of these instances, we sincerely apologize for the oversight and hope this fulfills the NASD Rule 8210 request.

If you have any questions, please call the undersigned at 972-732-6510.

Best regards,

Christopher L. Grizzaffi
CCO & FINOP

13649 Montfort Drive / Suite 200 / Dallas, Texas 75240
972.732.6510 / Fax 972.732.7151

Adoption of SFSA No. 130 –

The Company adopted SFSA No. 130, Reporting Comprehensive Income.

Certain prior years balances have been reclassified in order to conform to the current year presentation.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed at 15 to 1. At March 31, 2004, the Company had net capital of $15,701 which was $10,701 over the required minimum net capital of $5,000 and at March 31, 2003 net capital of $12,658 which was $7,658 over the minimum required. No material differences existed between audited computation of net capital and the broker dealers corresponding unaudited part IIA.

3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company that has common ownership. This affiliated company originates all of the oil and gas working interests marketed by the Company. The loss of these originations could have a material adverse effect on the Company.

4. INCOME TAXES

At March 31, 2003 the Company has accumulated operating loss carryforwards for U.S. federal income tax purposes of $37,054, which expire 2010 to 2020. The benefit of these losses has not been reflected in these financial statements. A provision for deferred tax assets in the approximate amount of $12,600 computed at the statutory rate has not been established because of the uncertainty of realization due to the Company's past lack of profitability. This deferred tax asset has a valuation allowance of $12,600.

5. RELATED PARTY TRANSACTIONS

Most of the Company's revenue was generated from affiliated companies. These companies have common ownership.